SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
PURSUANT TO SECTIONS 14(D)(1) OR 13(E)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

                      IDM PARTICIPATING INCOME COMPANY - II
                        A California Limited Partnership
                       (Name of Subject Company (Issuer))
                                  -------------
                              DVM PROPERTIES, INC.
                               A Texas Corporation
                       (Name of Filing Persons - Offeror)
                                  -------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                  -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  -------------
                               -------------------
                                -----------------
                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800
                                  -------------
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
-------------------------------------------------------------------------------
                 Transaction Valuation<F1>               Amount of Filing Fee
-------------------------------------------------------------------------------
                        $1,350,000                              $270
-------------------------------------------------------------------------------
<F1>
Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 200,000 Units at $6.75 per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              N/A
Form or Registration No:             N/A
Filing Party:                        N/A
Date Filed:                          N/A

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.

         [ ]    issuer tender offer subject to Rule 13e-4.

         [X]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is IDM Participating Income Company - II, a California limited partnership (the "Company"), and the address of its principal executive offices is Suite K100, 19401 South Vermont, Torrance, California 90502. The Company's telephone number is (562) 590-1390.

      (b) This Schedule relates to the offer by DVM Properties, Inc., a Texas corporation (the "Offeror") to purchase any and all of the Company's outstanding Limited Partnership Units (the "Units"), at $6.75 per Unit, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. As of December 31, 2000, the Company had issued and outstanding 200,000 Units and there were approximately 1,645 holders of record of the Units.

     (c) The information set forth on the cover page and under "Introduction" and "Special Factors - Price Range of Units; Distributions; Trading Volume" in the Offer to Purchase is incorporated herein by reference.

     (d)-(f) The information set forth under "SPECIAL FACTORS - Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) - (c) This Schedule is being filed by the Offeror. The information set forth under "SPECIAL FACTORS - Certain Information Concerning the Offeror" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a), (d), (e) The information set forth in the Offer to Purchase is incorporated herein by reference.

     (c), (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) - (d), (e) The information set forth under "SPECIAL FACTORS - Past Contacts, Transactions, Negotiations and Agreements; Transactions and Agreements Concerning the Units" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) - (b), (c)(1) - (c)(8) The information set forth under "SPECIAL FACTORS
- Purpose of the Offer" and "SPECIAL FACTORS - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (c) The information set forth under "SPECIAL FACTORS - Source and Amount of Funds" and "SPECIAL FACTORS - Persons Retained; Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth under "SPECIAL FACTORS - Interest in Units" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth under "INTRODUCTION" and "SPECIAL FACTORS - Persons Retained; Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth under "SPECIAL FACTORS - Certain Litigation," "SPECIAL FACTORS - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" and "SPECIAL FACTORS - "Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1)(A) Form of Offer to Purchase, dated May 14, 2001.

     (a)(1)(B) Form of Letter of Transmittal with Substitute Form W-9.

     (a)(1)(C) Instructions for the Requester of Form W-9.

     (a)(1)(D) Form of Letter to the Limited Partners.

     (b)     Not applicable.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.

     (g)     Not applicable.

     (h)     Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     The information set forth under "SUMMARY TERM SHEET," "Introduction," "SPECIAL FACTORS - Purpose of the Offer," "SPECIAL FACTORS - Certain Federal Income Tax Consequences," "SPECIAL FACTORS - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," and "SPECIAL FACTORS - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in the Offer to Purchase and Schedule B to the Offer to Purchase is incorporated herein by reference. Additionally, Item 8 of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 DVM PROPERTIES, INC.



                                                 By: /S/ WILLIAM J. CARDEN
                                                     ---------------------------
                                                     William J. Carden
                                                     President

Dated:  May 14, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION

(a)(1)(A)       Form of Offer to Purchase, dated May 14, 2001.

(a)(1)(B)       Form of Letter of Transmittal with Substitute Form W-9.

(a)(1)(C)       Instructions for the Requester of Form W-9.

(a)(1)(D)       Form of Letter to the Limited Partners.